Exhibit (b)-(3)

Execution Version

April 18, 2014

New Tekventure Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Tianwen Liu

Re: Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the undersigned (“Mr. Liu”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of New Tekventure Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a directly wholly-owned subsidiary of Holdco (“Parent”) and New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent (the “Merger”). Concurrently with the delivery of this letter agreement, China Special Opportunities Fund III, LP (the “Other Equity Provider”) is entering into a letter agreement substantially identical to this letter agreement (the “Other Equity Commitment Letter”) committing to invest in Holdco (with respect to the Other Equity Provider in the Other Equity Commitment Letter, the “Other Equity Commitment”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

1. Commitment.

(a) Mr. Liu hereby commits, subject to the terms and conditions set forth herein, to subscribe for (or cause to be subscribed for), at or immediately prior to the Closing, equity securities of Holdco and to pay (or cause to be paid) to Holdco in immediately available funds an aggregate purchase price in cash equal to $23,000,000, subject to adjustment pursuant to Section 1(b) below (the “Equity Commitment”), which will be applied to (i) fund (or cause to be funded through Parent or Merger Sub) a portion of the aggregate Merger consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses incurred by Parent in connection thereto; provided that Mr. Liu shall not, under any circumstances, be obligated to contribute to Holdco more than the Equity Commitment and the liability of Mr. Liu hereunder shall not exceed the amount of the Equity Commitment.

(b) Mr. Liu may effect the funding of the Equity Commitment directly or indirectly through one or more affiliates of Mr. Liu. In the event that Holdco does not require all of the equity with respect to which Mr. Liu and the Other Equity Provider have made the Equity Commitment or the Other Equity Commitment, as the case may be, the amount to be funded under this letter agreement may be reduced in a manner agreed by Mr. Liu and the Other Equity Provider; provided, that the aggregate amount of the Equity Commitment and the Other Equity Commitment, after giving effect to the applicable reductions, will be sufficient, in combination with the other financing arrangements contemplated by the Merger Agreement, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement and pay all of the fees and expenses incurred by Parent in connection therewith.

2. Conditions to Equity Commitment. The Equity Commitment shall be subject to (i) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 8.1 and 8.2 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) either the contemporaneous consummation of the Closing or the obtaining by the Company in accordance with the terms and conditions of Section 10.7(b) of the Merger Agreement of an order requiring Holdco, Parent or Merger Sub, as applicable, to cause the Equity Financing to be funded and the consummation of the Merger, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the substantially contemporaneous closing of the contribution contemplated by the Other Equity Commitment Letter which shall not be modified, amended or altered in any manner adverse to Mr. Liu without Mr. Liu’s prior written consent.

3. Limited Guarantee. Concurrently with the execution and delivery of this letter agreement, Mr. Liu (together with other guarantors party thereto) is executing and delivering to the Company a limited guarantee, dated as of the date hereof, related to certain of Parent’s and Merger Sub’s payment obligations under the Merger Agreement (the “Limited Guarantee”). The parties agree and acknowledge that the Company’s rights pursuant to clause (ii) of Section 7(b) hereof, the Company’s rights against Holdco, Parent and Merger Sub, as applicable, pursuant to Section 10.7(b) of the Merger Agreement and the Company’s right to assert any Retained Claim (as defined in the Limited Guarantee) against any Non-Recourse Party (as defined in the Limited Guarantee) against which such Retained Claim may be asserted as set forth in Section 10 of the Limited Guarantee, shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against Mr. Liu or any other Non-Recourse Party, as applicable, in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement or the transactions contemplated hereby or thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Mr. Liu’s breach of his obligations under this letter agreement.

4. Termination. This letter agreement, and the obligation of Mr. Liu to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (i) the Closing, at which time the obligation will be discharged but subject to the performance of such obligation, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the Company accepting all or any portion of the Parent Termination Fee pursuant to the Merger Agreement or accepting any payment from any Guarantor under the Limited Guarantee in respect of such obligations to pay the Parent Termination Fee, and (iv) the Company or any of its Affiliates asserting a claim that would make the Limited Guarantee become terminable in accordance with Section 9(b) thereof. Upon termination of this letter agreement, Mr. Liu shall not have any further obligations or liabilities hereunder.

5. Confidentiality. This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the New York Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except in the Merger Agreement or otherwise with the written consent of Mr. Liu. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat this letter agreement as confidential.

6. No Modification. Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing by Mr. Liu, Holdco and the Company. No assignment of any rights or obligations hereunder shall be permitted without the written consent of Holdco and Mr. Liu, except that, without the prior written consent of Holdco, the rights, interests or obligations under this letter agreement may be assigned and/or delegated, in whole or in part, by Mr. Liu to one or more of his Affiliates; provided that no such assignment shall relieve the assigning party of its obligations hereunder. Any attempted assignment in violation of this Section 6 shall be null and void.

7. Third Party Beneficiaries; Enforceability.

(a) This letter agreement shall inure to the benefit of and be binding upon Holdco and Mr. Liu and nothing in this letter agreement, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and Mr. Liu) any rights or remedies under, or by reason of, or any rights (i) to enforce the Equity Commitment or any provisions of this letter agreement or (ii) to confer upon any person any rights or remedies against any person other than Mr. Liu under or by reason of, this letter agreement; provided, that the Company is an express third party beneficiary hereof and shall have the enforcement rights provided in this Section 7 of this letter agreement and no others.

(b) This letter agreement may only be enforced by (i) Holdco at the direction of Mr. Liu, or (ii) the Company to (x) seek specific performance of Mr. Liu’s obligation to fund his Equity Commitment in accordance with the terms hereof if and only in the event each of the terms and conditions set forth in Section 10.7(b) of the Merger Agreement has been satisfied and (y) enforce its rights to consent to certain matters as expressly provided in Section 6. In no event shall any of Holdco’s, Parent’s, Merger Sub’s or the Company’s creditors (other than the Company to the extent provided herein) have the right to enforce this letter agreement or to cause Holdco to enforce this letter agreement.

8. Governing Law; Arbitration.

(a) This letter agreement shall be governed by and construed under the laws of the State of New York excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

(b) Any dispute, controversy or claim arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute which arise subsequent to the commencement of arbitration of any existing Dispute shall be resolved by the tribunal already appointed to hear the existing Dispute. The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its or his assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9. Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

10. Warranties. Mr. Liu represents and warrants with respect to himself to Holdco that: (a) he has all requisite power and authority to execute, deliver and perform this letter agreement; (b) this letter agreement has been duly and validly executed and delivered by Mr. Liu and constitutes a valid and legally binding obligation of him, enforceable against him in accordance with the terms of this letter agreement, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (c) for so long as this letter agreement shall remain in effect in accordance with its terms, Mr. Liu or his Affiliate shall have the cash on hand and/or financing commitments required to fund the Equity Commitment; (d) the amount of the Equity Commitment is less than the maximum cumulative amount permitted to be invested collectively by Mr. Liu and his Affiliate in any one portfolio investment pursuant to the terms of their respective constituent documents; (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by Mr. Liu have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement; and (g) the execution, delivery and performance by Mr. Liu of this letter agreement do not (i) violate any applicable law binding on Mr. Liu or his assets or (ii) conflict with any material agreement binding on Mr. Liu.

11. Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

In the case of Holdco:

New Tekventure Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Mr. Tianwen Liu

Facsimile: +86 10 5874 9001’

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers – West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022, PRC

Attention: Ling Huang (lhuang@cgsh.com)

Facsimile: +852 2160 1087

In the case of Mr. Liu:

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Mr. Tianwen Liu

Facsimile: +86 10 5874 9001

12. Entire Agreement . This letter agreement, together with the Merger Agreement, the Rollover Agreement, the Other Equity Commitment Letter and the Limited Guarantee contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

13. Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

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Very truly yours,

Mr. Tianwen Liu

By:	/s/ Tianwen Liu

Agreed to and acknowledged

as of the date first written above

NEW TEKVENTURE LIMITED

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

Equity Commitment Letter

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